UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Playa Hotels & Resorts N.V.

(Name of Issuer)

Ordinary Shares, par value €0.10 per share

(Titles of Class of Securities)

N70544106

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS TPG Pace Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,806,666 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 10,806,666 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,806,666 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

*	Reflects (i) 7,340,000 ordinary shares, par value € 0.10 per share (“Ordinary Shares”), of Playa Hotels & Resorts N.V. (the “Issuer”) currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants (as defined herein) and (iii) 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants (as defined herein).

**	The calculation assumes that there is a total of 108,570,354 Ordinary Shares outstanding, which is the sum of (i) the 105,103,688 Ordinary Shares outstanding as of June 5, 2017, as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants as reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,806,666 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 10,806,666 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,806,666 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects (i) 7,340,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants.

**	The calculation assumes that there is a total of 108,570,354 Ordinary Shares outstanding, which is the sum of (i) the 105,103,688 Ordinary Shares outstanding as of June 5, 2017, as set forth in the Issuer’s Prospectus filed with the Commission on June 12, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants as reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,106,666 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 11,106,666 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,666 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 7,640,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants.

**	The calculation assumes that there is a total of 108,570,354 Ordinary Shares outstanding, which is the sum of (i) the 105,103,688 Ordinary Shares outstanding as of June 5, 2017, as set forth in the Issuer’s Prospectus filed with the Commission on June 12, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants as reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 5 of 9 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,006,666 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 11,006,666 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,006,666 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 7,540,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants.

**	The calculation assumes that there is a total of 108,570,354 Ordinary Shares outstanding, which is the sum of (i) the 105,103,688 Ordinary Shares outstanding as of June 5, 2017, as set forth in the Issuer’s Prospectus filed with the Commission on June 12, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants as reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Karl Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,106,666 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 11,106,666 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,666 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 7,640,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants.

**	The calculation assumes that there is a total of 108,570,354 Ordinary Shares outstanding, which is the sum of (i) the 105,103,688 Ordinary Shares outstanding as of June 5, 2017, as set forth in the Issuer’s Prospectus filed with the Commission on June 12, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants as reported herein.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 20, 2017, as amended and supplemented by Amendment No. 1 filed on May 23, 2017 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership (“TPG Holdings III”). TPG Holdings III and Mr. Peterson are the sole members of TPG Pace Sponsor, which directly holds (upon giving effect to the Exchange Offer (as defined below)) (i) 8,806,666 Ordinary Shares and (ii) 2,000,000 earnout warrants (the “Earnout Warrants”). Because of Group Advisors’ and Mr. Peterson’s relationship to TPG Pace Sponsor, each of Group Advisors and Mr. Peterson may be deemed to beneficially own the securities held by TPG Pace Sponsor. Mr. Peterson disclaims beneficial ownership of the securities held by TPG Pace Sponsor except to the extent of his pecuniary interest therein.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following after the paragraph that follows the heading “Tender and Support Agreement”:

“On June 20, 2017, the Issuer announced that all of the Private Warrants and Public Warrants tendered in the Exchange Offer (including the 14,666,667 Earnout Warrants held by TPG Pace Sponsor) were accepted and will be exchanged for Ordinary Shares on or about June 23, 2017. Accordingly, the Reporting Persons expect that on June 23, 2017 the 14,666,667 Founder Warrants held by TPG Pace Sponsor will be exchanged for 1,466,666 Ordinary Shares, plus approximately $7.63 in lieu of a fractional share.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence assumes that there is a total of 108,570,354 Ordinary Shares outstanding, which includes (i) the 105,103,688 Ordinary Shares outstanding as of June 5, 2017, as set forth in the Issuer’s Prospectus filed with the Commission on June 12, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 1,466,666 Ordinary Shares to be issued in exchange for the Founder Warrants as reported herein.

Pursuant to Rule 13d-3 under the Act, (i) each of TPG Pace Sponsor and Group Advisors may be deemed to beneficially own 10,806,666 Ordinary Shares, which constitutes approximately 10.0% of the outstanding Ordinary Shares; (ii) each of Messrs. Bonderman and Peterson may be deemed to beneficially own 11,106,666 Ordinary Shares, which constitutes approximately 10.2% of the outstanding Ordinary Shares; and (iii) Mr. Coulter may be deemed to beneficially own 11,006,666 Ordinary Shares, which constitutes approximately 10.1% of the outstanding Ordinary Shares.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2017

TPG Pace Sponsor, LLC

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

Karl Peterson

By: /s/ Michael LaGatta

Name: Michael LaGatta, on behalf of Karl Peterson (3)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

(3) Michael LaGatta is signing on behalf of Mr. Peterson pursuant to an authorization and designation letter dated March 14, 2017, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Peterson on March 20, 2017 (SEC File No. 005-89908).

INDEX TO EXHIBITS

  Agreement of Joint Filing by and among TPACE Sponsor Corp. (now TPG Pace Sponsor, LLC), TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson, dated as of February 16, 2016 (incorporated by reference to Exhibit 1 of the Schedule 13G of TPACE Sponsor Corp., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson relating to Pace Holdings Corp. filed on February 16, 2016).
  Earnout Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Company Founder Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Warrant Agreement, dated as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.), Computershare, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Transaction Agreement, dated December 13, 2016, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on February 13, 2017).
  Amendment 1 to the Transaction Agreement, dated February 6, 2017, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 7, 2017).
  Shareholder Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V., TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Registration Rights Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V. and the shareholders listed on Schedule I thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Authorization and Designation Letter, dated March 14, 2017, by Karl Peterson (incorporated herein by reference to Exhibit 9 of the Schedule 13D of TPG Pace Sponsor, LLC, TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson relating to the Issuer filed on March 20, 2017).
  Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, Playa Four Pack, L.L.C., Cabana Investors B.V., HI Holdings Playa B.V. and TPG Pace Sponsor, LLC (incorporated herein by reference to Exhibit 10.27 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 22, 2017).

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